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                            June 18, 2024

       Koh Kuan Hua
       Chairman and Chief Executive Officer
       Uni-Fuels Holdings Ltd
       15 Beach Road, Beach Centre #05-07
       Singapore 189677

                                                        Re: Uni-Fuels Holdings
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 6,
2024
                                                            CIK No. 0002021688

       Dear Koh Kuan Hua:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 31, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 6, 2024

       Business
       Our Major Customers, page 67

   1. We note your response to prior comment 12 and reissue in part. Please revise to disclose the names of the
customers to which the company's business and profitability is dependent. Further,
please disclose whether any of the customers referenced in this section are related
parties. Refer to Item 4.B.6 of Part I of Form 20-F.
 Koh Kuan Hua
FirstName  LastNameKoh
Uni-Fuels Holdings Ltd Kuan Hua
Comapany
June       NameUni-Fuels Holdings Ltd
     18, 2024
June 18,
Page 2 2024 Page 2
FirstName LastName
       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Lawrence S. Venick